UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Brooks Lindberg

Partners Group Private Equity (Master Fund), LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

June 29, 2012

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------

Transaction Valuation: $21,300,000 (a) Amount of Filing Fee: $2,440.98 (b)

--------------------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,440.98

Form or Registration No.: SC TO-I

Filing Party: Partners Group Private Equity (Master Fund), LLC

Date Filed: June 29, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on June 29, 2012 by Partners Group Private Equity (Master Fund), LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company interests ("Interests”) in the Fund in an aggregate amount up to $21,300,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 29, 2012.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Interests in the Fund ("Members") that desired to tender Interests, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on July 30, 2012.

2. As of July 30, 2012, two (2) Members validly tendered Interests and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Interests tendered pursuant to the Offer was calculated as of September 30, 2012 in the amount of $5,239,977.

4. The payment of the purchase price of the Interests or portions of Interests tendered was made to each Member whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. The Members whose tenders were accepted for purchase by the Fund did not tender their entire Interests in the Fund, therefore, the Fund will pay to two (2) of the Members 100% of the Members’ unaudited net asset value of the Interests tendered. Cash payments in the amount of the unaudited net asset value of the respective Interests tendered were wired to the account designated by each Member in the Letter of Transmittal on October 26, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

By:	/s/ Scott Higbee
Name: Scott Higbee
Title: President

April 22, 2013